SECURITIES AND EXCHANGE COMMISSION
Washington, D.C   20549

AMENDMENT NO. 14
to
SCHEDULE 13D

Under the Securities Exchange Act of 1934

WESTELL TECHNOLOGIES, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01
Class B Common Stock, par value $0.011/

(Title of Class of Securities)

957541-10-5 (Number for Class A Common Stock) 2/

(CUSIP Number)

Robert W. Foskett
c/o Melvin J Simon & Associates Ltd
6070 S Route 53, Suite B
Lisle, Illinois  60532
630-541-6282
(Name, address and telephone number of person authorized to receive notices and communications)

February 7, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1/
Although not registered under Section 12 of the Securities Exchange Act of 1934, as amended, Class B Common Stock automatically converts into Class A Common Stock upon any transfer except transfers to permitted transferees.

2/	Since the Class B Common Stock is not listed on any exchange, it does not have a CUSIP number.

CUSIP NO. 957541-10-5

1.           NAME OF REPORTING PERSON

Robert C. Penny III

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)           ☒
(B)           ☐

3.           SEC USE ONLY

4.           SOURCE OF FUNDS:                                           OO

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).☐

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7.	SOLE VOTING POWER

SHARES		165,506 shares of Class A Common Stock (including options to purchase 37,000 shares that are exercisable within 60 days)

BENEFICIALLY	8.	SHARED VOTING POWER

OWNED BY		13,570,175 shares of Class B Common Stock

EACH	9.	SOLE DISPOSITIVE POWER

REPORTING		165,506 shares of Class A Common Stock (including options to purchase 37,000 shares that are exercisable within 60 days)

PERSON	10.	SHARED DISPOSITIVE POWER

WITH		13,570,175 shares of Class B Common Stock

11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

165,506 shares of Class A Common Stock (including options to purchase 37,000 shares that are exercisable within 60 days)

13,570,175 shares of Class B Common Stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

Not applicable.

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Shares of Class A Common Stock reported in Row 11 represent less than 1% of the outstanding Class A Common Stock of the Issuer.

Shares of Class B Common Stock reported in Row 11 represent 48.3% of the total voting power of the Issuer (Class A Common Stock and Class B Common Stock).

14.           TYPE OF REPORTING PERSON:                                                                IN

CUSIP NO. 957541-10-5

1.           NAME OF REPORTING PERSON

Robert W. Foskett

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)           ☒
(B)           ☐

3.           SEC USE ONLY

4.           SOURCE OF FUNDS:                                           OO

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).☐

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7.	SOLE VOTING POWER

SHARES		30,000 shares of Class A Common Stock 985,639 shares of Class B Common Stock

BENEFICIALLY	8.	SHARED VOTING POWER

OWNED BY		13,570,175 shares of Class B Common Stock

EACH	9.	SOLE DISPOSITIVE POWER

REPORTING		30,000 shares of Class A Common Stock 985,639 shares of Class B Common Stock

PERSON	10.	SHARED DISPOSITIVE POWER

WITH		13,570,175 shares of Class B Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,000 shares of Class A Common Stock

14,555,814 shares of Class B Common Stock

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

Not applicable.

13.           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Shares of Class A Common Stock reported in Row 11 represent less than 1% of the outstanding Class A Common Stock of the Issuer.

Shares of Class B Common Stock reported in Row 11 represent 51.8% of the total voting power of the Issuer (Class A Common Stock and Class B Common Stock).

14.           TYPE OF REPORTING PERSON:  IN

Item 1.                      SECURITY AND ISSUER

This Amendment No. 14 on Schedule 13D (this “Amendment”) relates to shares of Class A Common Stock, par value $0.01, and Class B Common Stock, par value $0.01, of Westell Technologies, Inc. (the “Issuer”). Shares of the Class B Common Stock have four votes per share and, upon transfer, automatically convert into Class A Common Stock (one vote per share) unless transferred to certain family members of Robert C. Penny III (“Mr. Penny”), Gary F. Seamans or Melvin J. Simon (“Mr. Simon”).

The securities reported herein for Mr. Penny were previously reported on a Schedule 13G, the most recent amendment to which (Amendment No. 13) was filed with the Securities and Exchange Commission (the “SEC”) on February 16, 2010. This Statement is being filed by Mr. Penny and Robert W. Foskett (“Mr. Foskett” and, together with Mr. Penny, the “Reporting Persons”) as a result of Mr. Foskett replacing Mr. Simon as co-trustee of the Voting Trust formed pursuant to the Voting Trust Agreement dated February 23, 1994, among Mr. Penny, Mr. Simon and certain members of the Penny family and the Simon family (as amended, the “Voting Trust”). Mr. Penny is the other co-trustee of the Voting Trust and therefore Mr. Simon is no longer a part of the group to which this filing relates.  The Issuer’s principal executive offices are located at 750 North Commons Drive, Aurora, Illinois 60504.

Item 2.                      IDENTITY AND BACKGROUND

This Statement is being filed on behalf of the Reporting Persons.

(a)-(c)                      The address of the principal business office of each of the Reporting Persons is c/o Melvin J Simon & Associates Ltd, 6070 S Route 53, Suite B, Lisle, Illinois  60532.  Mr. Penny has served as a director of the Issuer since September 1998, and is the managing partner of P.F. Management Co., a private investment company, and the owner of Eastwood Land & Cattle, a private business. Mr. Foskett has also served as a director of the Issuer since September 2009, and is the Managing Partner and a member of the Investment Committee of Table Mountain Capital LLC, a private investment company.

(d)-(e)                      During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                      The Reporting Persons are both citizens of the United States.

Item 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of Class A Common Stock beneficially owned by the Reporting Persons reflect shares acquired through equity incentive grants from the Issuer (both Reporting Persons serve on the Board of Directors of the Issuer) and open market purchases.  The shares of Class B

Common Stock beneficially owned by the Reporting Persons and held by the Voting Trust have been held by the Voting Trust since prior to the time of the Issuer’s initial public offering.

Item 4.                      PURPOSE OF TRANSACTION

The Reporting Persons intend to review on a continuing basis their investment in the Issuer.  Depending on their review and evaluation of the business and prospects of the Issuer and the price level of the shares, or such other factors as they may deem relevant, the Reporting Persons may acquire additional shares; may sell all or any part of their shares pursuant to Rule 144, in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act of 1933; may transfer shares as gifts, without consideration or for estate planning purposes; or may engage in any combination of the foregoing.  Subject to applicable law, the Reporting Persons may enter into derivative transactions, hedging transactions or alternative structures with respect to the shares.  Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice.  Any alternative that the Reporting Persons may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the shares, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

As a result of the Reporting Persons’ ongoing review and evaluation of the business of the Issuer, the Reporting Persons may communicate with other members of the Board of Directors, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board of Directors to create stockholder value.

Other than as described in this Item 4, neither of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)
Robert C. Penny III: 165,5061 shares of Class A Common Stock including options to purchase 37,000 shares that are exercisable within 60 days (less than 1%2 of the outstanding Class A Common Stock) and 13,570,1753 shares of Class B Common Stock (48.3%2 of the total voting power of the Issuer (Class A Common Stock and Class B Common Stock)).

Robert W. Foskett: 30,000 shares of Class A Common Stock (less than 1%2 of the outstanding Class A Common Stock) and 14,555,8143, 4 shares of Class B Common Stock

(51.8%2 of the total voting power of the Issuer (Class A Common Stock and Class B Common Stock)).

___________

(1) Includes 61,506 shares held in trust for the benefit of a relative for which Mr. Penny is trustee and has sole voting power and for which Mr. Penny disclaims beneficial ownership.

(2) The percentages were calculated based on 54,131,171 shares of Class A Common Stock and 14,555,815 shares of Class B Common Stock issued and outstanding as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on January 24, 2011.  Shares of the Class B Common Stock have four votes per share and, upon transfer, automatically convert into Class A Common Stock (one vote per share) unless transferred to certain family members of Mr. Penny, Gary F. Seamans or Mr. Simon.

(3) Messrs. Penny and Foskett, as co-trustees of the Voting Trust, have joint voting and dispositive power of all 13,570,175 shares of Class B Common Stock held the Voting Trust. Messrs. Penny and Foskett each disclaim beneficial ownership with respect to the shares held in the Voting Trust except to the extent of their respective pecuniary interests therein.  Under Rule 13d-3, persons who have the power to vote or dispose of the shares listed above either alone or jointly with others are deemed to be the beneficial owners of such shares. Because the voting and dispositive power of the shares held in the Voting Trust is shared, the same securities are attributed to both Reporting Persons.

(4) Includes 985,639 shares held in trust for which Mr. Foskett is trustee and has sole voting power and for which Mr. Foskett disclaims beneficial ownership.

(b)           See facing pages for each Reporting Person.

(c)           On October 26, 2010, 137,804 shares of Class B Common Stock were transferred from the Voting Trust to Mr. Simon. No other transactions in shares of Class A Common Stock or Class B Common Stock were effected by the Reporting Persons in the past 60 days.

(d)           None

(e)           Not applicable

Item 6.                                CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH  RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons are co-trustees of the Voting Trust, which is included as Exhibit 1 to this Amendment and incorporated by reference into this Item 6.  Messrs. Penny and Foskett, as co-trustees of the Voting Trust, have joint voting and dispositive power of all of the shares held by the Voting Trust but each disclaim beneficial ownership with respect to the shares held in the Voting Trust except to the extent of their respective pecuniary interests therein.

In addition, members of the Penny family who are beneficiaries under the Voting Trust are parties to a Stock Transfer Restriction Agreement, which is included as Exhibit 2 to this Amendment and incorporated by reference into this Item 6.   The Stock Transfer Restriction Agreement prohibits the beneficiaries from transferring any shares of Class B Common Stock or their beneficial interests in the Voting Trust without first offering such shares of Class B Common Stock to the other Penny family members.

Item 7	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1	Voting Trust Agreement dated February 23, 1994, as amended (incorporated herein by reference to Exhibit 9.1 to the Issuer’s Registration Statement on Form S-1, as amended, Registration No. 33-98024).

Exhibit 2
Stock Transfer Restriction Agreement entered into by members of the Penny family, as amended (incorporated herein by reference to Exhibits 10.4 and 10.16 to the Issuer’s Registration Statement on Form S-1, as amended, Registration No.33-98024).

Exhibit 3	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2011

/s/ Robert C. Penny III
Robert C. Penny III

/s/ Robert W. Foskett
Robert W. Foskett

Exhibit 3
JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D (or any amendment thereof) need be filed on their behalf with respect to the beneficial ownership of any equity securities of Westell Technologies, Inc., or any subsequent acquisitions or dispositions of equity securities of Westell Technologies, Inc. by either of the undersigned.

Date:  February 10, 2011

/s/ Robert C. Penny III
Robert C. Penny III

/s/ Robert W. Foskett
Robert W. Foskett